Graubard Miller THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, N.Y. 10174-1901 (212) 818-8800
FACSIMILE		DIRECT DIAL
(212) 818-8881		(212) 818-8638

October 31, 2007

VIA FEDERAL EXPRESSS AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Mail stop 3561

Washington, DC  20549

Re:

Global Brands Acquisition Corp.
Amendment No. 1 to Registration Statement on From S-1
File No. 333-145684
Filed October 1, 2007

Dear Mr. Reynolds:

On behalf of Global Brands Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 25, 2007, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the original filing of Amendment No. 1 to the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Jay Williamson.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

We note the company’s response to our prior comment seven from our September 25, 2007 letter. In light of your response please revise your disclosure to indicate: that your officers and directors are not prohibited from making purchases with the intent to influence the outcome of your shareholder vote; that they would have substantial financial interests in making purchases to affect the outcome; that these purchases may undermine certain deal provisions.

We have revised the disclosure on pages 14, 15 and 77 of the Registration Statement as requested.

Securities and Exchange Commission

October 31, 2007

Summary, page 1

2.

We note statements throughout your document, including in the Summary, regarding management’s “successful track record.” Please revise to provide a basis for these statements or remove.

We have revised the disclosure on pages 1, 53 and 54 of the Registration Statement to remove such statements as they were promotional in nature.

3.

Please revise to include a statement indicating that management’s past successes are not necessarily indicative of future results, especially given the unique SPAC structure. See prior comment 9 sub-part c.

We have revised the disclosure on page 1 of the Registration Statement as requested.

4.

On page nine you indicate that if JLP Partners fails to purchase the co-investment units then JLJ has agreed to sell you founders’ units at the initial purchase price. As an initial matter please clarify whether this will be the company’s exclusive remedy for the breach of contract. Also, please clarify the difference between the founders’ units and sponsors warrants and clarify whether JLP Partners, and your officers and directors, would have any continuing financial interests in you following a failure to effect the co-investment.

We have revised the disclosure on pages 10 and 81 of the Registration Statement as requested.

5.

On page 11 you refer to the potential that the underwriters determine that the offering size should be decreased.  However, your offering is structured as a firm commitment. Please revise or advise.

The underwriters may decrease the offering size prior to having the Registration Statement declared effective.  However, because the offering is structured as a firm commitment, the offering size will not be decreased after the effective date of the Registration Statement.  We have revised the disclosure on pages 11 and 82 of the Registration Statement to clarify the foregoing.

6.

Please revise your disclosure on page 11 to quantify the amount of additional interest that may be withdrawn from the trust account assuming the exercise of all of the underwriters’ over allotment option.

We currently indicate on page 11 of the Registration Statement as follows:

“Unless and until our initial business combination is consummated, proceeds held in the trust account will not be available for our use for any purpose, including the

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October 31, 2007

payment of expenses related to this offering and the investigation, selection and negotiation of an agreement with one or more target businesses, except that there can be released to us from the trust account (i) interest income earned on the trust account balance to pay our income and franchise tax obligations and (ii) interest income earned of up to $3.25 million (or approximately $3.74 million if the underwriters’ over-allotment option is exercised in full) on the trust account balance to fund our working capital requirements; provided, however, that we will not be allowed to withdraw interest income earned on the trust account for our working capital requirements unless we have sufficient funds available to us to pay our tax obligations then due at that time.”  (emphasis added)

Accordingly, we respectfully believe the above-referenced information is already disclosed in the Registration Statement.  We therefore have not revised the disclosure in the Registration Statement in response to this comment.

7.

We reissue comment 17 from our September 25, 2007 letter.  Please clarify the terns of the right of first refusal. For example, clarify whether this would require presenting suitable business opportunities that were known by these individuals prior to the completion of the IPO.  The addition of the statement “commencing on the date of this prospectus” does not clarify what information must be presented.  We may have further comment.

We have revised the disclosure on pages 12 and 77 of the Registration Statement as requested.

8.

Please revise your page 14 discussion under Conditions to consummating our initial business combination to indicate whether your shareholders would be excluded from relying on any opinion you obtain in connection with a proposed transaction and indicate consistent with your disclosure elsewhere that the firm used must be a FINRA-member.

We have revised the disclosure on pages 15, 56, 57 and 78 of the Registration Statement as requested.

9.

We note your response to prior comment 12 from our letter dated September 25, 2007. Please advise us of how the co-investors were capitalized for purposes of making their investments in you, and advise us whether each investor in these entities is accredited.

JLJ Partners, LLC (“JLJ”) will be fully capitalized by the members of JLJ in connection with its formation to invest in the Company’s securities.  As currently indicated on page 2 of the Registration Statement, all of the members of JLJ are accredited investors.  Sportswear Holdings Limited (“Sportswear”) was formed in 1989 to acquire the Tommy Hilfiger business with Mr. Hilfiger, Joel J. Horowitz and Silas Chou.

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October 31, 2007

Sportswear is owned 50% by Mr. Stroll and his affiliates and 50% by Mr. Chou and his affiliates.  As Sportswear is an existing business with substantial liquid assets, it will use its existing assets to make its investment in the Company’s securities.  Each of the members of Sportswear is accredited.

10.

We continue to note promotional statements in the summary and business section.  For example and without limitation, we note the statement that “we believe these commitments demonstrate our founders’ belief that they will be able to consummate an initial business combination that will be beneficial for our stockholders.”  Given the lack of affirmative steps to identify a target business, this statement appears promotional.

We have revised the disclosure on pages 1, 4, 53 and 54 of the Registration Statement as requested to remove promotional statements as requested.

Risk Factors, page 23

11.

We reissue comment 23 from our letter dated September 25, 2007. We believe this disclosure should be located in a separate risk factor.

We have revised the disclosure on page 33 of the Registration Statement as requested.

12.

We reissue comment 24 from out letter dated September 25, 2007.  We continue to note that while the company indicates it has no present intent to enter into an affiliated transaction that it nevertheless may enter into such transaction.  Therefore, clearly name all affiliated companies or those in which your affiliates maintain an interest.

We have revised the disclosure on page 38 of the Registration Statement as requested.

13.

We reissue comment 25 from our letter dated September 25, 2007.  Clarify in the second risk factor those officers and directors that may remain following a business combination.

We have revised the disclosure on page 31 of the Registration Statement as requested.

14.

Please revise to expand upon the disclosure contained in your page 36 risk factor “If we seek to effect a business combination....”

We have revised the disclosure on page 38 of the Registration Statement as requested.

Proposed Business, page 51

15.

We note that the company has added disclosure on page 52 referencing management’s “extensive experience” and the “numerous” transactions they have engaged in. Please

Securities and Exchange Commission

October 31, 2007

revise your disclosure to ground it in more factual language.  For example, quantify management’s extensive experience by referencing the number of deals done and briefly describe these transactions. Please refer to prior comment ten, from our September 25, 2007 letter for additional information.

We have revised the disclosure on page 54 of the Registration Statement to remove all promotional statements as previously requested.  We therefore believe this comment is no longer applicable.

Management, page 68

16.

We note that the company has added disclosure on page 70 addressing the potential that management would remain with the company as part of the initial business combination. This disclosure would appear more appropriate to your Conflicts of Interest discussion on page 72.  Please advise or revise.  Also, it appears that management may enter into agreements or arrangements following the business combination, which would indicate shareholders would not have information regarding such arrangements at the time they vote on the business combination.  Add appropriate risk factor and conflicts of interest disclosure.

We have revised the disclosure on pages 32, 72 and 76 of the Registration Statement as requested.

Conflicts of Interest, page 72

17.

Please revise to clearly indicate whether management may negotiate the terms of their future relationship with you in connection with your initial business combination. Also, state whether management presently intends to play a role in the post-transaction company.

We have revised the disclosure on page 76 of the Registration Statement as requested.

18.

On page 74 you disclose that you have not established any procedures to ensure that your officers and directors present appropriate business opportunities to you and state that you “have no intention of waiving such obligation in any situation.”  Please revise to explain both why you have no procedures in place and clarify that without such procedures your board may not realize that it is not being presented with certain opportunities.

With respect to the first part of the Staff’s comment, the above-referenced obligations are set forth in written letter agreements with the Company and the underwriters and have been filed as exhibits with Amendment No. 2. Accordingly, because such obligations are contractual in nature, written procedures to ensure that the obligations will be observed would not be more effective than the contractual obligations themselves.  We have revised the disclosure on page 77

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October 31, 2007

of the Registration Statement to clarify the foregoing.  However, with respect to the second part of the Staff’s comment, we respectfully believe that regardless of whether or not written procedures are designed, it is equally likely that the Company will not be alerted to the fact that it is not being presented with certain opportunities if the individuals fail to observe their obligations.  Furthermore, the fact that these obligations are contractual in nature puts the Company in a better position should it be alerted to the fact that the individuals are not observing their obligations as it would have the ability to bring an action against such individuals for damages.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this portion of the Staff’s comment.

19.

Please clarify whether the right of first refusal would include presenting business opportunities known to management prior to the effectiveness of your registration statement.  In this regard reference is made to prior comment 17 from our letter dated September 25, 2007.

In response to comment 7, we have revised the disclosure on pages 12 and 77 of the Registration Statement as requested.

20.

We note that the company has added disclosure on page 74 in response to prior comment 34 from our September 25, 2007 letter.  However, your comment letter response is more informative than your revised disclosure.  Please revise to name the “certain affiliates” who have portfolio companies which would be suitable targets, and clarify whether “present intention” is an absolute prohibition against doing a deal with a portfolio company or not.  In this regard reference is made to prior comment 24 from our letter dated September 25, 2007.  If you retain the right to enter into a business combination with such companies, please explain how this will occur and how you will maintain that information about potential targets known prior to the completion of the IPO will not be used to identify a target business.  We may have further comment.

We have revised the disclosure on page 78 of the Registration Statement as requested.

21.

We note the company’s response to our prior comment 37 from our letter dated September 25, 2007. However, for ease of presentation and clarity, please revise to disclose this information in an easy to read, tabular, format.

We have revised the disclosure on page 75 of the Registration Statement as requested.

Financial Statement

Note D - Related Party Transactions, F-11

22.

We reviewed your responses to our prior comment 44.  Based on your methodology, we note you determined the fair value of the private placement warrants at the offering date based on the warrant separate trading prices of similar SPACs. As you determined

Securities and Exchange Commission

October 31, 2007

the estimated offering warrant fair value to be $1.06 (i.e., mean of the range analyzed), tell us why you believe it is appropriate to take the present value of this price for 18 months and provide the related discount rate used.  Please advise or revise to disclose the $0.06 per warrant ($1.06 fair value - $1.00 purchase price) compensation expense expected to be recorded and it’s impact on your financial condition and results of operations.

The Company believes, based on a valuation it received from EarlyBirdCapital, Inc., an independent investing bank firm, that the purchase price of the sponsors’ warrants approximates the fair value of such warrants. We have revised the disclosure on pages 51, 52 and F-11 of the Registration Statement to clarify the foregoing.

Exhibits

23.

Please note the continuing applicability of our prior comment 45.

Duly noted.  We will file all exhibits as soon as possible.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffery M. Gallant
Jeffrey M. Gallant

cc:

Joel J. Horowitz

Lawrence S. Stroll

John D. Idol